Atna Reports Third Quarter Results

Vancouver, B.C. (November 13, 2007) Atna Resources Ltd.(ATN:TSX) is pleased to release its interim consolidated financial statements, prepared without audit, for the nine months ending September 30, 2007, and the Management’s Discussion and Analysis (“MD&A”) dated November 8, 2007.  The following is a summary of the information contained in the interim consolidated financial statements and MD&A, both of which can be found on the Company’s website at http://www.atna.com/s/FinancialStatements.asp. and on the SEDAR website at http://www.sedar.com.

Highlights

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Pinson Property:  Pinson Mining Company (PMC) has commenced work on the Pinson property; four drill rigs are operating, and dewatering is on-going to facilitate further underground exploration and development..

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Jarbidge Property:  Drilling continued during the third quarter with 21 holes completed, totaling 12,465 feet (10,375 feet by reverse circulation and 2,090 feet by diamond core).  Two holes have been deferred until 2008, and one hole remains in progress.

•	Clover Property: Meridian Gold (now Yamana Gold) has indicated drilling will commence during the fourth quarter, 2007.

Results of Operations

During the nine months ended September 30, 2007, acquisition and exploration expenditures of $1,495,294 (2006 – $3,043,696) were incurred and attributed as follows: Jarbidge property in the amount of $880,001 (2006 – $331,972); Beowawe property in the amount of $304,831 (2006 – $34,074); Pinson property in the amount of $77,509 (2006 – $2,578,256); and other U.S. and Canadian properties in the amount of $232,953 (2006 – $99,394).  Option payments of $77,222 (2006 – $28,171) and cost recoveries of $409,248 (2006 – $227,164) were received.  Writes-off of $323,193 (2006 – Nil) were incurred.

During the nine months ended September 30, 2007, a loss of $2,002,458 (2006 – $197,419) was incurred for an increase of $1,805,039 over the corresponding 2006 period.  The variance was as a result of the gain on sale of marketable securities in the amount of $1,684,206 in 2006 as compared to $26,532 in 2007.  General and administrative expenses of $1,573,705 (2006 –  $2,013,608) represented a decrease of $439,903 over the previous period.  The most significant components of operating expenses were: investor relations of $230,765 (2006 – $213,07) for an increase of $17,688 as a result of increased investor relations activities during the period; wages and benefits of $310,947 (2006 – $422,887) for a decrease of $111,940 as a result of changes in allocation in reporting salaries and wages from the previous period; and stock-based compensation (a non-cash item) of $523,840 (2006 – $902,341) for a decrease of $378,501 as a result of the fair value of options vested during the period.

During the nine months ended September 30, 2007, other income and expenses included: exploration and business development costs of $210,006 (2006 – $169,058) for an increase of $40,948 as a result of increased generative activities over the previous period; investment and other income in the amount of $399,257 (2006 – $587,741) for a decrease of $188,484 as a result of having fewer funds on deposit; foreign exchange (a non-cash item) of $155,308 (2006 – $25,447) for an increase of $129,861 as a result of conversion rates calculated primarily on foreign cash holdings and mineral properties; the gain on sale of marketable securities of $26,532 (2006 – $1,684,206) for a decrease of $1,657,674 as a result of the sale of a fewer number of securities during the current period; the gain on sale of resource property in the amount of $21,743 (2006 – Nil) as a result of the sale of the Lone Pine property; write-down of marketable securities of Nil (2006 – $125,238); account receivable write-off of $187,778 (2006 – Nil); and property write-offs of $323,193 (2006 – $136,015l) as a result of the sale of the Lone Pine property and the write-off of the Beowawe project.

Outlook

Activity during the forthcoming quarter is expected to include:

•	Reporting of PMC drill results from the Pinson property.
•	Completion of the 2007 drill program at the Jarbidge project.
•	Drilling of gold targets by Yamana Gold, at the Clover property

The Company is well funded to continue its activities, which, in addition to the above, includes continuing to build its portfolio of exploration projects in the Great Basin and analyzing and pursuing acquisition opportunities.

For further information and the forward looking statement, please visit our website, www.atna.com, or contact:

ATNA RESOURCES LTD., Kendra Johnston, Investor Relations Manager & Geologist
Tel: (604) 684-2285, E-mail: kjohnston@atna.